Exhibit 99.1

For analyst and media enquiries please
call Steve Ashe on: Tel: (02) 8274 5246
Mob: 0408 164 011.
2 April 2008
Change of Auditor
The Supervisory Board of James Hardie Industries N.V. has approved the engagement of Ernst & Young as the company’s external auditor for the year ending 31 March 2009.
The selection of Ernst & Young follows a decision by the company’s Audit Committee and Supervisory Board to undertake a competitive tender process to evaluate its alternatives for external auditor in the interest of good corporate governance. Under the company’s Articles of Association and Dutch law, the Supervisory Board has the authority to appoint a new external auditor. James Hardie will be seeking ratification of the selection of Ernst & Young as the company’s external auditor at its Annual General Meeting in August 2008.
PricewaterhouseCoopers has been James Hardie’s external auditor for over 30 years and will finish up in this role following completion of the company’s 2008 fiscal year audit.
US listed companies are required under applicable SEC Rules to provide certain information when they are changing their external auditor (referred to in the US as an independent registered public accounting firm). Although not bound by these requirements this information is provided in the attached page in the interest of good corporate governance.
END
Investor/Analyst and Media Enquiries:
Steve Ashe

Telephone:	+61 2 8274 5246
Mobile:	+61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	+61 2 8274 5218
www.jameshardie.com

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US SEC-related information
During the years ended March 31, 2007 and March 31, 2006 and through March 28, 2008, neither James Hardie nor anyone on its behalf has consulted with Ernst &Young with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the company’s consolidated financial statements, and neither a written report nor oral advice was provided to the company that Ernst &Young concluded was an important factor considered by the company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K under the U.S. Securities Exchange Act of 1934) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).
PricewaterhouseCoopers’ audit reports on the company’s financial statements for the 2006 and 2007 fiscal years did not contain an adverse opinion or disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Also, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused them to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements for those years.

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Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;
•	expectations with respect to the effect on our financial statements of those payments;
•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;
•	expectations that our credit facilities will be extended or renewed;
•	projections of our operating results or financial condition;
•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;
•	statements about our future performance; and
•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos provision; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; and foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list and factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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